Exhibit 2


Commercial                                         5255 Yonge Street, Suite 1010
Consolidators                                    Toronto, Ontario CANADA MSN 6P4
Corp.                                     Tel:(415) 512-8299 Fax: (416) 512-8229
                                                  www.commercialconsolidator.com

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FOR IMMEDIATE RELEASE (#008 - 2002)                           Cusip  #:20162E101

           COMMERCIAL CONSOLIDATORS ANNOUNCES MFI EXPORT FINANCE, INC.
                        TRANSACTION AND OTHER FINANCINGS

TORONTO - MARCH 20, 2002 - COMMERCIAL CONSOLIDATORS CORP. (CCZ:CDNX; ZCC:AMEX; CJ9:FRANKFURT) announced here today the completion of certain recent financings:

On March 11, 2002, CCZ and MFI Export Finance Inc. closed a restructured credit facility transaction. Under the restructured facility, MFI will make available to CCZ and its subsidiaries a US$5,000,000 credit facility, inclusive of the approximately US$3,600,000 currently outstanding. This facility will have a term of 13 months and advances are based upon percentages of eligible accounts receivable and inventories of certain Company subsidiaries, including its operations in Cuba. The facility is secured by an assignment of receivables and general security agreements. Outstanding amounts under the facility will bear interest at 12% per annum. MFI has the right to convert the outstanding indebtedness into common shares of CCZ at US$1.50 per share with a forced conversion where the shares trade at a level of US$2.10 per share for 10 consecutive trading days.

On March 19, 2002, the Company has also arranged a new revolving convertible credit facility of US$1,000,000 with Mitsui & Co. (Canada) Ltd. to be utilized in connection with purchases of electronic products from Mitsui by the Company and its subsidiary Mirage Trading Corp. Under the terms of the new facility, which is in addition to the existing $300,000 credit facility with Mitsui, amounts outstanding from time to time will be convertible into common shares of the Company at the greater of the Company's closing price at the time of conversion less 15% or Cdn$2.45 during the first two years of the facility, Cdn$2.95 in year three, Cdn$3.45 in year four and Cdn$3.95 in year five. The Company may also compel conversion under certain conditions if its common shares trade at those levels for 10 consecutive trading days.

In January and February 2002, the Company issued US$1,250,000 of 8% convertible notes to two investors. The notes mature March 15, 2003, are secured by a general subordinated security interest on the assets of the Company and are convertible at the lesser of US$1.90 or 80% of the three lowest closing prices of the Company's shares during the fifteen trading days prior to conversion, subject to a minimum conversion price of US$1.50. The Company also issued 250,000 three year share purchase warrants to the note holders which are exercisable at a price of US$2.4675 per share for a term of three (3) years.

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact Mike Risley at Investor Relations Services, Inc. at 386-409-0200 or mrisley@invrel.net; or visit the Company's website at WWW.COMMERCIALCONSOLIDATOR.COM.


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                       ON BEHALF OF THE BOARD OF DIRECTORS


                                  "GUY JARVIS"
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                       GUY JARVIS, Chief Executive Officer